UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 20, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI LIMITED - RESIGNATION
AND APPOINTMENT OF COMPANY SECRETARY

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE

RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY

In compliance with paragraph 3.59 of the Listings Requirements of JSE Limited, shareholders are advised that
Ms Lucy Mokoka has resigned as Group Company Secretary of AngloGold Ashanti with effect from 31 December
2021.

The Board has appointed Ms Leeanne Goliath as Group Company Secretary of AngloGold Ashanti with effect from 1 January 2022. Leeanne has been with the Company for over six years, serving as the Manager: Company
Secretarial. Prior to joining AGA, she was the Group Company Secretary for African Bank Investments Limited.
She has in-depth experience in corporate governance and securities and exchange regulatory requirements applicable in South African and other jurisdictions, gained during her tenure working in regulated and listed companies. Leeanne holds BCom and MBA degrees as well as certificates for the Management Advanced
Programme and in Advanced Company Law.

The Board is of the view that Leeanne has the necessary expertise and experience to act in this role, in accordance with the JSE Listings Requirements, and wishes Leeanne all the best in her new position and looks forward to her contribution in this role.

ENDS

20 December 2021
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain +27 66 364 0038
jbain@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary
AngloGold Ashanti Limited